                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                        GeoTel Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    373656107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Larry R. Carter
                              170 West Tasman Drive
                               San Jose, CA 95134
                                 (408) 526-4000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 12, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                         (Continued on following pages)

----------------------                                  ------------------------
CUSIP NO. 373656107                 13D
----------------------                                  ------------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Cisco Systems, Inc.
          I.R.S. I.D. # 77-0059951
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]  (b) [ ]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
                00
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
                State of California
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
        NUMBER                                                      3,000,000
          OF             ------- -----------------------------------------------
        SHARES             8     SHARED VOTING POWER
     BENEFICIALLY                                                   2,556,018
       OWNED BY          ------- -----------------------------------------------
       REPORTING           9     SOLE DISPOSITIVE POWER
        PERSON                                                      3,000,000
         WITH            ------- -----------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                                                      -------
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,556,018
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                           [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  20.5%

--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                      CO
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Cisco Systems, Inc. that it is the beneficial owner of any of the Common Stock of GeoTel Communications Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

               This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of GeoTel Communications Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 900 Chelmsford Street, Tower II, Floor 12, Lowell, Massachusetts 01851.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) The name of the person filing this statement is Cisco Systems, Inc., a California corporation ("Cisco").

        (b) The address of the principal office and principal business of Cisco is 170 West Tasman Drive, San Jose, California 95134.

        (c) Cisco is a leading supplier of high-performance, multimedia, multiprotocol internetworking solutions. Cisco technology is used to build enterprise-wide networks that link geographically dispersed local-area and wide-area networks to form a single information infrastructure. Cisco products include software-based routers, bridges, workgroup systems, ATM switches, access servers and router management applications. Set forth in Schedule A is the name and present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Cisco's directors and executive officers, as of the date hereof.

        (d) During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Cisco nor, to Cisco's knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Reorganization dated as of April 12, 1999 (the "Reorganization Agreement"), by and among Cisco, Geronimo Merger Corp., a Delaware corporation and wholly-owned subsidiary of Cisco ("Merger Sub"), and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of the Issuer), Merger Sub will be merged with and into the Issuer (the "Merger"), with each share of Issuer Common Stock being converted into the right to receive 0.5138 shares of Acquiror Common Stock (the "Exchange Ratio"). The Merger is subject to the approval of the Reorganization Agreement by the Issuer's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Reorganization Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Cisco, with and into Issuer in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Cisco (the "Surviving Corporation"). Holders of outstanding Issuer Common Stock will receive, in exchange for each share of Issuer Common Stock held by them, 0.5138 shares of Cisco Common Stock. Cisco will assume the Issuer's 1993 Restricted Stock Purchase Plan, 1995 Stock Option Plan, as amended, 1996 Employee Stock Purchase Plan, as amended, and Second Amended and Restated 1998 Non-Executive Employee Stock Option Plan, as well as the outstanding options issued under such plans and agreements.

               As an inducement to Cisco to enter into the Reorganization Agreement, certain stockholders (collectively, the "Stockholder Agreement Stockholders") of GeoTel Communications Corporation have entered into a Stockholder Agreement, dated as of April 12, 1999 (the "Stockholder Agreement"), with Cisco and have, by executing the Stockholder Agreement, irrevocably appointed Cisco (or any nominee of Cisco) as his, hers or its lawful attorney and proxy. Such proxy gives Cisco the limited right to vote each of the 2,556,018 shares of Issuer Common Stock beneficially and collectively owned by the Stockholder Agreement Stockholders in all matters related to the Merger. The shared voting power with the certain shareholders of Issuer relates to 2,556,018 shares of Issuer Common Stock (the "Shares"). The Stockholder Agreement Stockholders and the number of shares beneficially owned by each of them is set forth in Schedule B hereto which is hereby incorporated by this reference. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the form of Stockholder Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

               In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholder Agreement Stockholders, Cisco (or any nominee of Cisco) will be limited, at every Issuer stockholders meeting and every written consent in lieu of such meeting to vote the shares (i) in favor of approval of the Merger and the Reorganization Agreement and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Issuer and any person or entity other than Cisco or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer under the Reorganization Agreement or which could result in any of the conditions to Issuer's obligations under the Reorganization Agreement not being fulfilled. The Stockholder Agreement Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement and (ii) the date of termination of the Reorganization Agreement.

               In connection with the Reorganization Agreement, Cisco and Issuer entered into a Stock Option Agreement, dated as of April 12, 1999 ("Option Agreement"). The Option Agreement grants Cisco the right, under certain conditions, to purchase up to 3,000,000 shares of Issuer Common Stock at a price of $60.50 per share. Subject to certain conditions, the Option Agreement may be exercised in whole or in part by Cisco after the occurrence of any of the events described in Sections 7.3(b) of the Reorganization Agreement or if a Takeover Proposal or Trigger Event is consummated as set forth in Section 7.3(c) of the Reorganization Agreement. At any time during which the Option Agreement is exercisable, Cisco shall have the right to sell to Issuer and Issuer shall be obligated to repurchase from Cisco, and, subject to Section 7(c) of the Option Agreement, Issuer shall have the right to repurchase from Cisco and Cisco shall be obligated to sell to Issuer, all or any portion of the Issuer shares purchased by Cisco pursuant to the Option Agreement. The foregoing summary of the Option Agreement is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

        (c) Not applicable.

        (d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be John T. Chambers and Larry R. Carter. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

        (e) Other than as a result of the Merger described in Item 3 above, not applicable.

        (f) Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is GeoTel Communications Corporation." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

        (h)-(i) If the Merger is consummated as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The Nasdaq Stock Market's National Market.

        (j) Other than described above, Cisco currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Cisco reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b) The number of Shares covered by the Option is 3,000,000 which constitutes, based on the number of shares outstanding on April 12, 1999 as represented by the Issuer in the Reorganization Agreement, approximately 11% of the Issuer Common Stock.

               Prior to exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances as set forth in the Option Agreement, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote and dispose of the shares of Issuer Common Stock issued as a result of such exercise, subject to the terms and conditions of the Option Agreement.

               As a result of the Stockholder Agreement, Cisco may be deemed to be the beneficial owner of at least 2,556,018 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 9.4% of the issued and outstanding shares of Issuer Common Stock.

               Cisco has shared power to vote all of the Shares for the limited purposes described above. Cisco does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. However, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Stockholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Stockholder Agreement. To the best of Cisco's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

        (c) Neither Cisco nor, to the knowledge of Cisco, any person named in Schedule A, has affected any transaction in the Issuer Common Stock during the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Reorganization Agreement, Stockholder Agreement and Option Agreement, to the knowledge of Cisco, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

        1. Agreement and Plan of Reorganization, dated as of April 12, 1999, by and among Cisco Systems, Inc., a California corporation, Geronimo Merger Corp., a Delaware corporation and wholly-owned subsidiary of Cisco

                Systems, Inc., and GeoTel Communications Corporation, a Delaware corporation.

        2. Stockholder Agreement, dated as of April 12, 1999, by and among Cisco Systems, Inc., a California corporation and certain stockholders of GeoTel Communications Corporation, a Delaware corporation.

        3. Stock Option Agreement, dated as of April 12, 1999, by and between Cisco Systems, Inc., a California corporation, and GeoTel Communications Corporation, a Delaware corporation.

                                    SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 22, 1999


                                         CISCO SYSTEMS, INC.


                                         By: /s/ LARRY R. CARTER
                                             ____________________
                                              Larry R. Carter

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               CISCO SYSTEMS, INC.

                                                      Present Principal
                                                    Occupation Including
        Name and Title                                Name of Employer
        --------------                              --------------------

Carol Bartz                                 Director of Cisco Systems, Inc. and Chairman and
                                            Chief Executive Officer of Autodesk, Inc., 111
                                            McInnis Parkway, San Rafael, CA  94903.

Larry R. Carter                             Vice President, Finance and Administration, Chief
                                            Financial Officer and Secretary of Cisco Systems,
                                            Inc.

John T. Chambers                            President, Chief Executive Officer and Director
                                            of Cisco Systems, Inc.

Mary Cirillo                                Director of Cisco Systems, Inc. and Senior
                                            Managing Director, Bankers Trust, 130 Liberty
                                            Street, New York, NY  10006.

Gary Daichendt                              Senior Vice President, Worldwide Operations of
                                            Cisco Systems, Inc.

Judy Estrin                                 Senior Vice President, Business and Development
                                            and Chief Technical Officer of Cisco Systems, Inc.

Dr. James F. Gibbons                        Director of Cisco Systems, Inc. and Dean, School
                                            of Engineering, Stanford University, Stanford, CA
                                            94305.

Edward R. Kozel                             Director of Cisco Systems, Inc. and Senior Vice
                                            President of Corporate Development of Cisco
                                            Systems, Inc.

Donald J. Listwin                           Executive Vice President, Service Provider and
                                            Consumer Lines of Business of Cisco Systems, Inc.

James C. Morgan                             Director of Cisco Systems, Inc. and President and
                                            Chief Executive Officer, Applied Materials, 3050
                                            Bowers Avenue, Santa Clara, CA  95054

John P. Morgridge                           Chairman of the Board of Directors of Cisco
                                            Systems, Inc.

Mario Mazzola                               Senior Vice President, Enterprise Line of
                                            Business of Cisco Systems, Inc.

Robert L. Puette                            Director of Cisco Systems, Inc. and President and
                                            Chief Executive Officer of NetFRAME Systems,
                                            Inc., 1545 Barber Lane, Milpitas, CA 95035.

Carl Redfield                               Vice President, Manufacturing of Cisco Systems,
                                            Inc.

Arun Sarin                                  Director of Cisco Systems, Inc. and President and
                                            COO of AirTouch Communications, Inc., One
                                            California Street, San Francisco, CA  94110.

Masayoshi Son                               Director of Cisco Systems, Inc. and President and
                                            Chief Executive Officer of SOFTBANK Corporation,
                                            3-42-3 Nihonbashi-Hamacho, Chuo-Ku, Tokyo 103.

Donald T. Valentine                         Director of Cisco Systems, Inc. and Partner of
                                            Sequoia Capital, 3000 Sand Hill Road, #4-280,
                                            Menlo Park, CA 94025.

Steve M. West                               Director of Cisco Systems, Inc. and President of
                                            Hitachi Data Systems Corporation, 750 Central
                                            Expressway, Santa Clara, CA  95050.

                                   SCHEDULE B

STOCKHOLDER                              SHARES BENEFICIALLY OWNED
-----------                              -------------------------

Gary J. Bowen                                       30,000
Alexander V. d'Arbeloff                            420,556
Gardner C. Hendrie                                  95,908
Michael W. Humphreys                                50,000
Timothy J. Allen                                   150,093
G. Wayne Andrews                                   471,250
Jane E. Eisenberg                                        0
Judith A. Kelly                                          0
John D. McMahon                                      1,000
John C. Thibault                                   374,834
Louis J. Volpe                                     430,932
Steven H. Webber                                   531,445

                                                                       EXHIBIT 1


                      Agreement and Plan of Reorganization

                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

     This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the "Agreement") is made and entered into as of April 12, 1999, by and among Cisco Systems, Inc., a California corporation ("Parent"), Geronimo Merger Corporation, a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Parent, and GeoTel Communications Corporation, a Delaware corporation ("Company").

                                    RECITALS

     A. The Boards of Directors of Company, Parent and Merger Sub believe it is in the best interests of their respective companies and the stockholders of their respective companies that Merger Sub merge with and into Company (the "Merger") and, in furtherance thereof, have unanimously approved the Merger.

     B. Pursuant to the Merger, among other things, the outstanding shares of Company Common Stock, $0.01 par value ("Company Common Stock"), shall be converted into shares of Parent Common Stock, $0.001 par value ("Parent Common Stock"), at the rate set forth herein.

     C. Company, Parent and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

     D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and as a pooling of interests for financial accounting purposes.


     E. Concurrently with the execution of this Agreement and as an inducement to Parent and Merger Sub to enter into this Agreement, (a) Company and Parent have entered into a stock option agreement dated the date hereof in the form attached hereto as Exhibit A (the "Option Agreement") providing for the purchase by Parent of newly-issued shares of Company's Common Stock, and (b) certain stockholders of the Company have on the date hereof entered into a stockholder agreement in the form attached hereto as Exhibit B (the "Stockholder Agreement") to, among other things, vote the shares of Company Common Stock owned by such persons to approve the Merger.


     NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 THE MERGER. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement, the Certificate of Merger attached hereto as Exhibit C (the "Certificate of Merger") and the applicable provisions of the Delaware General Corporation Law ("Delaware Law"), Merger Sub shall be merged with and into Company, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation. Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 CLOSING; EFFECTIVE TIME. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable (in any event not later than two business days) after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the "Closing Date"). The Closing shall take place at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California 94303, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law (the time of such filing, or such later time as may be agreed to by the parties and set forth in the Certificate of Merger, being the "Effective Time").

     1.3 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4  CERTIFICATE OF INCORPORATION; BYLAWS.

          (a) At the Effective Time, the Certificate of Incorporation of Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that immediately after the Effective Time the Certificate of Incorporation of the Surviving Corporation shall be amended so as to read in its entirety like the Certificate of Incorporation of Merger Sub with
     Article I of the Certificate of Incorporation amended to read as follows:
     "The name of the corporation is GeoTel Communications Corporation."

          (b) The Bylaws of Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation; provided, however, that immediately after the Effective Time the Bylaws of the Surviving Corporation shall be amended so as to read like the Bylaws of Merger Sub.


     1.5 DIRECTORS AND OFFICERS. At the Effective Time, the directors of the Surviving Corporation shall be the directors of Merger Sub. The officers of the Surviving Corporation shall be the initial officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.



     1.6 EFFECT ON CAPITAL STOCK. By virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of any of the following securities:



          (a) Conversion of Company Common Stock. At the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b)) will be canceled and extinguished and be converted automatically into the right to receive 0.5138 shares of Parent Common Stock (the "Exchange Ratio"). All references in this Agreement to Parent Common Stock to be issued pursuant to the Merger shall be deemed to include the corresponding rights ("Parent Rights") to purchase shares of Parent Series A Junior Participating Preferred Stock, no par value, pursuant to the Parent Rights Agreement dated as of June 10, 1998 between Parent and Bank Boston, N.A., except where the context otherwise requires.



          (b) Cancellation of Company Common Stock Owned by Parent or
     Company. At the Effective Time, all shares of Company Common Stock that are owned by Company as treasury stock and each share of Company Common Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.



          (c) Company Stock Option Plans. At the Effective Time, the Company 1995 Stock Option Plan, as amended, the Company 1993 Restricted Stock Purchase Plan and the Company Second Amended and Restated 1998 Non-Executive Employee Stock Option Plan (collectively, the "Company Stock Option Plans") and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plans shall be assumed by Parent in accordance with Section 5.10.



          (d) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, $0.01 par value, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, $0.01 par value, of the Surviving Corporation, and the Surviving Corporation shall be a wholly-owned subsidiary of Parent. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted in the event of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time and of any increase in the number of shares of Company Common Stock on a fully diluted, as converted basis relative to such number as derived from Section 2.2 hereof, so as to provide holders of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization, like change or increase.



          (f) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the closing price for a share of Parent Company Stock on the Nasdaq National Market on the last full trading day prior to the Effective Time.



1.7  SURRENDER OF CERTIFICATES.



          (a) Exchange Agent. Parent's transfer agent shall act as exchange agent (the "Exchange Agent") in the Merger.



          (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall deliver to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, (i) the shares of Parent Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(f).



          (c) Exchange Procedures. Promptly and in any event not later than 15 business days after the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Common Stock, whose shares were converted into the right to receive shares of Parent Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.


          (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Parent Common Stock.

          (e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

          (f) No Liability. Notwithstanding anything to the contrary in this
     Section 1.7, none of the Exchange Agent, the Surviving Corporation, Parent or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.


     1.8 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.



     1.9 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to Section 1.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.



     1.10 TAX AND ACCOUNTING CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code and a pooling of interests for accounting purposes.



     1.11 WITHHOLDING RIGHTS. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the number of shares of Parent Common Stock otherwise deliverable under this Agreement, and from any other payments made pursuant to this Agreement, such amounts as Parent and the Surviving Corporation are required to deduct and withhold with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the holder of shares of Company Common Stock in respect of which such deduction and withholding was made by Parent and the Surviving Corporation.



     1.12 TAKING OF NECESSARY ACTION; FURTHER ACTION. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company and Merger Sub, the officers and directors of Company and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II


                   REPRESENTATIONS AND WARRANTIES OF COMPANY


     In this Agreement, any reference to a "Material Adverse Effect" with respect to any person means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such person and its subsidiaries, taken as a whole, provided, however, that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a Material Adverse Effect on such person: (a) any change in the market price or trading volume of such person; (b) with respect to Company, any adverse effect on the bookings, revenues, gross margins or earnings of Company, or any delay in or reduction or cancellation of orders of Company's products, following execution of this Agreement which is primarily attributable to the announcement of the execution of this Agreement and the transactions contemplated hereby; (c) any change arising out of conditions affecting the economy or industry of such person in general which does not affect such person in a materially disproportionate manner relative to other participants in the economy or such industry, respectively; or (d) with respect to the Company, employee attrition which is primarily attributable to (i) the announcement of the execution of this Agreement and the transactions contemplated hereby or (ii) any action directly required of Company by Parent under Section 4.2 or any omission of Company directly resulting from Parent's failure to consent to actions requested to be taken by Company under Section 4.2.

     In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after reasonable inquiry of officers, directors and other employees of such party charged with senior administrative or operational responsibility for such matters.

     Except as disclosed in a document of even date herewith and delivered by Company to Parent prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Company Disclosure Schedule"), any exception so disclosed in the Company Disclosure Schedule to specifically identify the Section, Subsection or clause hereof to which such exception relates or to otherwise have its applicability to any Section, Subsection or clause be reasonably apparent on the face of such exception, Company represents and warrants to Parent and Merger Sub as follows:


     2.1 ORGANIZATION, STANDING AND POWER. Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Company and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Company. Company has delivered or made available a true and correct copy of the Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Amended and Restated Bylaws or other charter documents, as applicable, of Company and each of its subsidiaries, each as amended to date, to Parent. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent organizational documents. Company is the owner of all outstanding shares of capital stock of each of its subsidiaries (other than directors' qualifying shares) and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Company free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Company or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Company SEC Documents (as defined in Section 2.4), Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.


     2.2 CAPITAL STRUCTURE. As of the date hereof, the authorized capital stock of Company consists of 40,000,000 shares of Common Stock, $0.01 par value, and 5,000,000 shares of Preferred Stock, $0.01 par value, of which there were issued and outstanding as of the close of business on April 8, 1999, 27,160,093 shares of Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities after April 8, 1999 other than pursuant to the Option Agreement, the exercise of options outstanding as of such date under the Company Stock Option Plans, pursuant to the Company 1996 Employee Stock Purchase Plan, as amended (the "Company ESPP"), or grants of capital stock of Company or options to purchase capital stock of Company permitted by Article IV of this Agreement. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Company or any agreement to which Company is a party or by which it is bound. As of the close of business on April 7, 1999, Company has reserved (i) 8,527,671 shares of Common Stock for issuance to employees, consultants and directors pursuant to the Company Stock Option Plans, of which 1,145,633 shares have been issued pursuant to option exercises or direct stock purchases, 5,440,640 shares are subject to outstanding, unexercised options, and no shares are subject to outstanding stock purchase rights, and
(ii) 500,000 shares of Common Stock for issuance to employees pursuant to the Company ESPP, of which 121,218 shares have been issued. Except for (i) the rights created pursuant to this Agreement, the Option Agreement, the Company Stock Option Plans and the Company ESPP and (ii) the Company's rights to repurchase any unvested shares under the Company Stock Option Plans, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Company or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except as contemplated by this Agreement, there are no contracts, commitments or agreements relating to voting, purchase or sale of Company's capital stock (i) between or among Company and any of its stockholders and (ii) to Company's knowledge, between or among any of Company's stockholders. The terms of the Company Stock Option Plans permit the assumption or substitution of options to purchase Parent Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Company stockholders, or otherwise. True and complete copies of all agreements and instruments relating to or issued under the Company Stock Option Plans or Company ESPP have been made available to Parent and such agreements and instruments have not been amended, modified or supplemented other than as permitted by Article IV of this Agreement, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Parent other than as permitted by Article IV of this Agreement.



     2.3 AUTHORITY. Company has all requisite corporate power and authority to enter into this Agreement and the Option Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval of the Merger by Company's stockholders as contemplated by Section 6.1(a). Each of this Agreement and the Option Agreement has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity. The execution and delivery of this Agreement and the Option Agreement by Company does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Company or any of its subsidiaries, as amended, or, subject to obtaining the approval of the Company's stockholders of the Merger and compliance with the requirements set forth in the next sentence of this Section 2.3, (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its subsidiaries or any of their properties or assets. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Company or any of its subsidiaries in connection with the execution and delivery of this Agreement, the Option Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2; (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in Section 2.23) relating to the Company Stockholders Meeting (as defined in Section 2.23); (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country;
(iv) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"); (v) the filing of a Form S-4 Registration Statement with the SEC in accordance with the Securities Act of 1933, as amended; (vi) the filing of a Current Report on Form 8-K with the SEC; and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Company and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement or the Option Agreement.


     2.4 SEC DOCUMENTS; FINANCIAL STATEMENTS. Company has furnished or made available to Parent a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act")), definitive proxy statement and other filing filed with the SEC by Company since November 20, 1996, and, prior to the Effective Time, Company will have furnished Parent with true and complete copies of any additional documents filed with the SEC by Company prior to the Effective Time (collectively, the "Company SEC Documents"). In addition, Company has made available to Parent all exhibits to the Company SEC Documents filed prior to the date hereof, and will promptly make available to Parent all exhibits to any additional Company SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Company nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Company SEC Document. The financial statements of Company, including the notes thereto, included in the Company SEC Documents (the "Company Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Company Financial Statements fairly present the consolidated financial condition and operating results of Company and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).



     2.5 ABSENCE OF CERTAIN CHANGES. Since December 31, 1998 (the "Company Balance Sheet Date"), Company has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in a Material Adverse Effect to Company; (ii) any acquisition, sale or transfer of any material asset of Company or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any revaluation by Company of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company, or any direct or indirect redemption, purchase or other acquisition by Company of any of its shares of capital stock;
(v) any amendment or change to the Certificate of Incorporation or Bylaws; (vi) any increase in or modification of the compensation or benefits payable or to become payable by Company to any of its directors or employees other than in the ordinary course consistent with past practice; or (vii) any negotiation or agreement by Company or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (vi) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).



     2.6 ABSENCE OF UNDISCLOSED LIABILITIES. Company has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet or in the related Notes to Consolidated Financial Statements included in Company's Annual Report on Form 10-K for the period ended December 31, 1998 (the "Company Balance Sheet"), (ii) those incurred in the ordinary course of business since the date of the Company Balance Sheet and not reasonably likely to have a Material Adverse Effect on the Company, and (iii) those incurred in connection with the execution of this Agreement.



     2.7 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Company or any of its subsidiaries, threatened against Company or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Company. There is no judgment, decree or order against Company or any of its subsidiaries, or, to the knowledge of Company and its subsidiaries, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a Material Adverse Effect on Company.



     2.8 RESTRICTIONS ON BUSINESS ACTIVITIES. There is no agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or reasonably could be expected to have the effect of prohibiting or materially impairing any business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries.



     2.9 GOVERNMENTAL AUTHORIZATION. Company and each of its subsidiaries have obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Company or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of Company's or any of its subsidiaries' business or the holding of any such interest ((i) and (ii) herein collectively called "Company Authorizations"), and all of such Company Authorizations are in full force and effect, except where the failure to obtain or have any of such Company Authorizations could not reasonably be expected to have a Material Adverse Effect on Company.



     2.10 TITLE TO PROPERTY. Company and its subsidiaries have good and valid title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or in the case of leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties, (iii) liens securing debt which is reflected on the Company Balance Sheet, and (iv) liens that in the aggregate would not have a Material Adverse Effect on Company. The plants, property and equipment of Company and its subsidiaries that are used in the operations of their businesses are in good operating condition and repair. All properties used in the operations of Company and its subsidiaries are reflected in the Company Balance Sheet to the extent generally accepted accounting principles require the same to be reflected.
Schedule 2.10 identifies each parcel of real property owned or leased by Company or any of its subsidiaries. No lease relating to a foreign parcel contains any extraordinary payment obligation.


     2.11  INTELLECTUAL PROPERTY.


          (a) Company and its subsidiaries own, or are licensed or otherwise possess legally enforceable and unencumbered rights to use all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used in the business of Company and its subsidiaries as currently conducted. Except as permitted by Article IV of this Agreement, Company has not (i) licensed any of its Intellectual Property in source code form to any party or (ii) entered into any exclusive agreements relating to its Intellectual Property. No royalties or other continuing payment obligations are due in respect of Third Party Intellectual Property Rights.

          (b) Schedule 2.11 lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered copyrights, and maskworks owned by the Company, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which Company is a party and pursuant to which any person is authorized to use any Intellectual Property owned by the Company, and (iii) all licenses, sublicenses and other agreements as to which Company is a party and pursuant to which Company is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any product material to Company's business, other than commercially available, off-the-shelf software.

          (c) To the knowledge of Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights owned by Company or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Company or any of its subsidiaries, by any third party, including any employee or former employee of Company or any of its subsidiaries. Except as permitted by Article IV of this Agreement, neither Company nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property owned by the Company, other than indemnification provisions contained in purchase orders, distribution agreements and license agreements arising in the ordinary course of business.

          (d) Company is not, and will not be, as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Intellectual Property or Third Party Intellectual Property Rights.

          (e) All patents, trademarks, service marks and copyrights held by Company are valid and subsisting. Company (i) has not been sued in any suit, action or proceeding, or received any notice or, to Company's knowledge, threat, which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other intellectual property right of any third party and (ii) has not brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party. The manufacture, marketing, licensing or sale of Company's products does not infringe any patent, trademark, service mark, copyright, trade secret or other intellectual property right of any third party.

          (f) Company has secured from all consultants and employees who contributed to the creation or development of Intellectual Property valid written assignments of the rights to such contributions that Company does not already own by operation of law.

          (g) Company has taken reasonable measures consistent with industry practice to protect and preserve the confidentiality of all non-public Intellectual Property not otherwise protected by patents, or patent applications or copyright ("Confidential Information"). All authorized use, disclosure or appropriation of Confidential Information owned by Company by or to a third party has been pursuant to the terms of a written agreement between Company and such third party. All use, disclosure or appropriation of Confidential Information not owned by Company has been pursuant to the terms of a written agreement between Company and the owner of such Confidential Information, or is otherwise lawful.

          (h) Except as set forth on Schedule 2.11, Company has not assumed any contracts pursuant to its acquisition of the assets of Danar Corporation or TeleQuery, Inc.

          (i) To Company's knowledge, all users of Company's products are using Release 4.0, Release 3.0, Release 2.5 or Release 2.0 of such products.

          (j) Company has not received any opinion of counsel in relation to third party patents.

     2.12  ENVIRONMENTAL MATTERS.

          (a) The following terms shall be defined as follows:

             (i) "Environmental and Safety Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.

             (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental and Safety Laws.

             (iii) "Property" shall mean all real property leased or owned by Company or its subsidiaries either currently or in the past.

             (iv) "Facilities" shall mean all buildings and improvements on the Property of Company or its subsidiaries.

          (b) Company represents and warrants that, except in all cases as, in the aggregate, would not have a Material Adverse Effect on Company, as follows: (i) to Company's knowledge, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) all Hazardous Materials and wastes have been disposed of in accordance with all Environmental and Safety Laws; (iii) Company and its subsidiaries have received no notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental and Safety Laws; (iv) no notices, administrative actions or suits are pending or, to Company's knowledge, threatened relating to a violation of any Environmental and Safety Laws; (v) neither Company nor its subsidiaries are a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring prior to the Closing Date;
     (vi) there have not been in the past, and are not now, any Hazardous Materials on, under or migrating to or from the Facilities or Property;
     (vii) to Company's knowledge, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) to Company's knowledge, there are no polychlorinated biphenyls (PCBs) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) to Company's knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities; (x) Company's and its subsidiaries uses and activities in the Facilities, and, to Company's knowledge, the Facilities, have at all times complied with all Environmental and Safety Laws; and (xi) Company and its subsidiaries have all the permits and licenses required to be issued and are in full compliance with the terms and conditions of those permits.

     2.13 TAXES. The Company and each of its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which the Company or any of its subsidiaries is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due, other than any Taxes for which adequate reserves under generally accepted accounting principles have been recorded in the Financial Statements. The Company has provided adequate accruals in accordance with generally accepted accounting principles in its Financial Statements for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. The Company has no material liability for unpaid Taxes accruing after the date of its latest Financial Statements other than Taxes arising in the ordinary course of its business. There is (i) no material claim for Taxes that is a lien against the property of the Company or any of its subsidiaries or is being asserted against the Company or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) the Company has not been notified and has no other knowledge that any audit of any Tax Return of the Company or any of its subsidiaries is being conducted by a Tax Authority, and (iii) no extension of the statute of limitations on the assessment of any Taxes granted by the Company or any of its subsidiaries and currently in effect. The Company has not been and will not be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither the Company nor any of its subsidiaries has filed or will file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries is a party to any Tax sharing or Tax allocation agreement nor does the Company or any of its subsidiaries have any liability or potential liability to another party under any such agreement. Neither the Company nor any of its subsidiaries has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Neither the Company nor any of its subsidiaries has ever been a member of a consolidated, combined or unitary group of which the Company was not the ultimate parent corporation. The Company and each of its subsidiaries have in their possession receipts for any Taxes paid to foreign Tax authorities. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period, and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of being a transferee of or successor to any person or as a result of any express or implied obligatio n to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation, estimated tax returns and reports, withholding tax returns and reports and information reports and returns) required to be filed with respect to Taxes.

     2.14  EMPLOYEE BENEFIT PLANS.

          (a) Schedule 2.14 lists, with respect to Company, any subsidiary of Company and any trade or business (whether or not incorporated) which is treated as a single employer with Company (an "ERISA Affiliate") within the meaning of Section 414(b), (c), (m) or (o) of the Code, (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) each loan to a non-officer employee in excess of $50,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Company and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Company of greater than $50,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Company (together, the "Company Employee Plans").

          (b) Company has furnished or made available to Parent a copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code may rely on an opinion letter issued by the Internal Revenue Service for a prototype plan or has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. Company has also furnished Parent with the most recent Internal Revenue Service determination letter or opinion letter, if applicable, issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has also furnished Parent with all registration statements and prospectuses prepared in connection with each Company Employee Plan.


          (c) (i) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, except as required by applicable law; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect on Company; (iii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect on Company, and Company and each subsidiary or ERISA Affiliate have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or material violation by any other party to, any of the Company Employee Plans; (iv) neither Company nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans; (v) all material contributions required to be made by Company or any subsidiary or ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years; (vi) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Company Employee Plan is covered by, and neither Company nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code; and (viii) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Parent (other than for benefits accrued through the date of termination and ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Company has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan, except to the extent that failure to do so would not, in the aggregate, have a Material Adverse Effect on the Company. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Company is threatened (other than routine claims for benefits), against or with respect to any such Company Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor.


          (d) With respect to each Company Employee Plan, Company and each of its United States subsidiaries have complied except to the extent that such failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Company, with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations thereunder, and
     (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.


          (e) Except as permitted by Article IV of this Agreement, there has been no amendment to, written interpretation or announcement (whether or not written) by Company, any Company subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Company's financial statements.


          (f) Company does not currently maintain, sponsor, participate in or contribute to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 4.12 of the Code.


          (g) Neither Company nor any Company subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in
     Section 3(37) of ERISA.


     2.15 CERTAIN AGREEMENTS AFFECTED BY THE MERGER. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Company or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by Company or (iii) result in the acceleration of the time of payment or vesting of any such benefits.



     2.16 EMPLOYEE MATTERS. Company and each of its subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, except where the failure to be in compliance or the engagement in such unfair labor practices would not have a Material Adverse Effect on Company. Company has in all material respects withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any material arrears of wages or any material taxes or any material penalty for failure to comply with any of the foregoing. Company is not liable for any material payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending claims against Company or any of its subsidiaries for any material amounts under any workers compensation plan or policy or for long term disability that are not covered by insurance. Neither Company nor any of its subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount or covered by insurance. There are no material controversies pending or, to the knowledge of Company or any of its subsidiaries, threatened, between Company or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to result in a material action, suit, proceeding, claim, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Company nor any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees. To Company's knowledge, no employees of Company are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted or presently proposed to be conducted by Company or to the use of trade secrets or proprietary information of others. No employees of Company have given notice to Company, nor is Company otherwise aware, that any such employee intends to terminate his or her employment with Company.


     2.17 INTERESTED PARTY TRANSACTIONS. Except as disclosed in the Company SEC Documents, neither Company nor any of its subsidiaries is indebted to any director or officer of Company or any of its subsidiaries (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Company or any of its subsidiaries, and there are no other transactions of the type required to be disclosed pursuant to Items 402 and 404 of Regulation S-K under the Securities Act and the Exchange Act.



     2.18 INSURANCE. Company has made available to Parent all material policies of insurance and bonds. To the Company's knowledge, there is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Company and its subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.



     2.19 COMPLIANCE WITH LAWS. Each of Company and its subsidiaries has complied with, are not in violation of, and have not received any notices of violation with respect to, any federal, state, local or foreign statute, law or regulation with respect to the conduct of its business, or the ownership or operation of its business, except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Company.



     2.20 BROKERS' AND FINDERS' FEES. Except for payment obligations to Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("DRW"), and to BT Alex. Brown Incorporated set forth in engagement letters, copies of which have been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     2.21 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by Company for inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the shares of Parent Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of Company in connection with the meeting of Company's stockholders to consider the Merger (the "Company Stockholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Company shall promptly inform Parent and Merger Sub. Notwithstanding the foregoing, Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.



     2.22 OPINION OF FINANCIAL ADVISOR. Company has been advised in writing by its financial advisor, DRW, that in DRW's opinion, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the stockholders of Company.



     2.23 VOTE REQUIRED. The affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding on the record date set for the Company Stockholders Meeting is the only vote of the holders of any of Company's capital stock necessary to approve this Agreement and the transactions contemplated hereby.



     2.24 BOARD APPROVAL. The Board of Directors of Company has unanimously (i) approved this Agreement and the Merger, (ii) determined that the Merger is advisable and in the best interests of the stockholders of Company and is on terms that are fair to such stockholders and (iii) recommended that the stockholders of Company approve this Agreement and consummation of the Merger.



     2.25 STATE TAKEOVER STATUTES. The Board of Directors of Company has taken all actions so that the restrictions contained in Section 203 of the Delaware Law applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Option Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or by the Option Agreement. No other state takeover statute is applicable to the Merger, the Merger Agreement, the Option Agreement or the transaction contemplated hereby and thereby.



     2.26 EXPORT CONTROL LAWS. (a) Company has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations, except for such violations which would not have a Material Adverse Effect on Company.



     2.27 YEAR 2000. Company's current products are "Year 2000 Compliant," where "Year 2000 Compliant" means that such products have been designed and tested so that, when used in accordance with their associated documentation, they are capable upon installation of accurately processing, providing and/or receiving (i) date-related data from, into and between the Twentieth (20th) and Twenty-First (21st) centuries, or (ii) date-related data in connection with any valid date in the Twentieth (20th) and Twenty-First (21st) centuries; provided that all other products used in combination in any way with Company's current products properly exchange date-related data with them. Company has commenced efforts to ensure that the information technology systems and non-information technology systems used by Company in its internal operations will function properly beyond 1999. Company has made inquiries to its key third-party vendors and providers as to the status of their Year 2000 efforts, and has not uncovered any problems that would aversely affect the operation of the products or that could disrupt or harm the day-to-day functioning of the business or operations of Company.



     2.28 ACCOUNTING AND TAX MATTERS. As of the date hereof, neither Company nor, to Company's knowledge, any of its Affiliates has taken or agreed to take any action, nor does Company have knowledge of any fact or circumstance, that would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests or prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.


                                  ARTICLE III


            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB


     Except as disclosed in a document of even date herewith and delivered by Parent to Company prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Parent Disclosure Schedule"), any exception so disclosed in the Parent Disclosure Schedule to specifically identify the Section, Subsection or clause hereof to which such exception relates or to otherwise have its applicability to any Section, Subsection or clause be reasonably apparent on the face of such exception, Parent and Merger Sub represent and warrant to Company as follows:


     3.1 ORGANIZATION, STANDING AND POWER. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Parent. Neither Parent nor Merger Sub is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents.



     3.2 CAPITAL STRUCTURE. The authorized capital stock of Parent consists of 2,700,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of Preferred Stock, no par value, of which there were issued and outstanding as of the close of business on April 12, 1999, 1,605,498,499 shares of Common Stock and no shares of Preferred Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, $.0001 par value, all of which are issued and outstanding and are held by Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable.



     3.3 AUTHORITY. Parent and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the valid and binding obligations of Parent and Merger Sub. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under (i) any provision of the Articles of Incorporation or Bylaws of Parent or any of its subsidiaries, as amended, or
(ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have had and would not reasonably be expected to have a Material Adverse Effect on Parent. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger as provided in Section 1.2, (ii) the filing with the SEC and NASD of the Registration Statement, (iii) any filings as may be required under applicable state securities laws and the securities laws of any foreign country,
(iv) such filings as may be required under HSR, (v) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plans assumed by Parent, (vi) the filing of a registration statement on Form S-8 with the SEC, or other applicable form covering the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Option Plans assumed by Parent, and (vii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

     3.4 SEC DOCUMENTS; FINANCIAL STATEMENTS. Parent has made available to Company each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filing filed with the SEC by Parent since July 25, 1998, and, prior to the Effective Time, Parent will have furnished Company with true and complete copies of any additional documents filed with the SEC by Parent prior to the Effective Time (collectively, the "Parent SEC Documents"). In addition, Parent has made available to Company all exhibits to the Parent SEC Documents filed prior to the date hereof, and will promptly make available to Company all exhibits to any additional Parent SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Company SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired in accordance with their terms, and neither Parent nor any of its subsidiaries is in default thereunder. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the "Parent Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments).

     3.5 ABSENCE OF UNDISCLOSED LIABILITIES. Parent has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet or in the related Notes to Consolidated Financial Statements included in Parent's Quarterly Report on Form 10-Q for the period ended January 23, 1999 (the "Parent Balance Sheet"), (ii) those disclosed in Parent SEC documents filed subsequent to such Quarterly Report on Form 10-Q for the period ended January 23, 1999 and
(iii) those incurred in the ordinary course of business since the date of the Parent Balance Sheet and not reasonably likely to have a Material Adverse Effect on Parent.

     3.6 LITIGATION. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Parent or any of its subsidiaries, threatened against Parent or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against Parent or any of its subsidiaries or, to the knowledge of Parent or any of its subsidiaries, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have a material adverse effect on the ability of Parent to consummate the transactions contemplated by this Agreement.

     3.7 BROKER'S AND FINDERS' FEES. Except for payment obligations to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.8 REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS. The information supplied by Parent and Merger Sub for inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Company's stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which it is made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Parent or Merger Sub will promptly inform Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Company which is contained in any of the foregoing documents.

     3.9 NO SHAREHOLDER VOTE REQUIRED. No vote of the shareholders of Parent is necessary to approve this Agreement and the transactions contemplated hereby.

     3.10 BOARD APPROVAL. The Board of Directors of Parent has unanimously (i) approved this Agreement and the Merger and (ii) determined that the Merger is advisable and in the best interests of the shareholders of Parent.

     3.11 ACCOUNTING AND TAX MATTERS. As of the date hereof, neither Parent nor, to Parent's knowledge, any of its Affiliates has taken or agreed to take any action, nor does Parent have knowledge of any fact or circumstance, that would prevent Parent from accounting for the business combination to be effected by the Merger as a pooling of interests or prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

     4.1 CONDUCT OF BUSINESS OF COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company agrees (except to the extent consented to in writing by Parent), to carry on its and its subsidiaries' business in the ordinary course in substantially the same manner as heretofore conducted, to pay and to cause its subsidiaries to pay debts and Taxes when due subject to good faith disputes over such debts or taxes, to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations, use commercially reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees and use commercially reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Company agrees to promptly notify Parent of any material event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have a Material Adverse Effect.

     4.2 RESTRICTIONS ON CONDUCT OF BUSINESS OF COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, Company shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Parent:

          (a) Charter Documents. Cause or permit any amendments to its Certificate of Incorporation or Bylaws;

          (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

          (c) Stock Option Plans, Etc. Take any action to accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans (other than as permitted by clause (e) below) or authorize cash payments in exchange for any options or other rights granted under any of such plans.

          (d) Material Contracts. Enter into any contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its contracts, other than in the ordinary course of business consistent with past practice and in no event shall such contract, commitment, amendment, modification or waiver involve the payment by Company or any of its subsidiaries of more than $200,000 to a licensor thereunder;

          (e) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement; provided, however, that Company may, in the ordinary course of business consistent with past practice, grant options for the purchase of Company Common Stock at an exercise price equal to the fair market value of the Company Common Stock on the grant date under the Company Option Plans (not to exceed an aggregate of 600,000 options to purchase shares of Company Common Stock in the aggregate or an aggregate of 300,000 options to purchase Company Common Stock in any three month period).

          (f) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than the transfer of non-exclusive rights to its Intellectual Property in the ordinary course of business consistent with past practice;

          (g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

          (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice;

          (i) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except in the ordinary course of business consistent with past practice;

          (j) Leases. Enter into any operating lease in excess of $250,000;

          (k) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $250,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements;

          (l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice that do not exceed $250,000 individually or $2,000,000 in the aggregate;

          (m) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

          (n) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

          (o) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees other than, with respect to non-officer employees and those officers set forth on Schedule 4.2(o), in the ordinary course of business consistent with past practice;

          (p) Severance Arrangements. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements outstanding on the date hereof other than, with respect to non-officer employees and those officers set forth on
     Schedule 4.2(o), in the ordinary course of business consistent with past practice.

          (q) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) for a breach of this Agreement or any Exhibits hereto;

          (r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, or acquire or agree to acquire any equity securities of any corporation, partnership, association or business organization;

          (s) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

          (t) Notices. Company shall give all notices and other information required to be given to the employees of Company, any collective bargaining unit representing any group of employees of Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement;

          (u) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

          (v) Accounting Policies and Procedures. Make any change to its accounting methods, principles, policies, procedures or practices, except as may be required by GAAP, Regulation S-X promulgated by the SEC or applicable statutory accounting principles;

          (w) Year 2000 Compliance. Fail to carry forward in all material respects Company's Year 2000 assessment and compliance program, as made available to Parent by Company; or

          (x) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (w) above, or any action for the primary purpose of making any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect.

     4.3 NO SOLICITATION. From and after the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with
Article VII, Company and its subsidiaries and the officers, directors, representatives, employees, agents and advisors of Company and its subsidiaries (collectively, Company's "Representatives") will not, directly or indirectly,
(i) take any action to solicit, initiate, encourage or agree to any Takeover Proposal (as defined in Section 7.3(f)) or (ii) subject to the terms of the immediately following sentence, engage in negotiations with, or disclose any nonpublic information relating to Company or any of it subsidiaries to, or afford access to the properties, books or records of Company or any of its subsidiaries to, any person that has advised Company that it may be considering making, or that has made, Takeover Proposal; provided, nothing herein shall prohibit Company's Board of Directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act and, provided, further, that nothing contained in this Agreement shall prevent the Board of Directors from referring any third party to this Section 4.3 or providing any third party with a copy of this Section 4.3. Notwithstanding the immediately preceding sentence, if an unsolicited written Takeover Proposal shall be received by the Board of Directors of Company, then, to the extent the Board of Directors of Company believes in good faith (after receiving advice from its financial advisor to such effect) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Company's stockholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and the Board of Directors of Company determines in good faith (after receiving advice to such effect from outside legal counsel) that the failure to do so would be inconsistent with the Board of Directors of Company's fiduciary duties to Company's stockholders under applicable law, Company and its Representatives may furnish in connection therewith information to the party making such Superior Proposal and engage in negotiations with such party, and, subject to the provisions hereof, endorse, recommend, approve and/or agree to such Superior Proposal, and such actions shall not be considered a breach of this Section 4.3 or any other provisions of this Agreement, provided that in each such event Company notifies Parent of such determination by the Company Board of Directors and provides Parent with a true and complete copy of the Superior Proposal received from such third party, and provides Parent with all documents containing or referring to non-public information of Company that are supplied to such third party; provided, further, that Company provides such non-public information pursuant to a non-disclosure agreement at least as restrictive on such third party as the Confidentiality Agreement is on Parent (as defined in Section 5.4); and provided, further, that Company may only agree to a Superior Proposal hereunder if the agreement related to such Superior Proposal terminates upon the satisfaction of the condition set forth in Section 6.1(a) hereof. Company may only and may only permit any of its Representatives to, endorse, recommend, approve and/or agree to any Superior Proposal and withdraw its recommendation of the Merger in connection with such an endorsement if Company has provided Parent at least three (3) days prior notice thereof. Company will promptly (and in any event within 24 hours) notify Parent after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for non-public information relating to Company or any of its subsidiaries or for access to the properties, books or records of Company or any of its subsidiaries by any person that has advised Company that it may be considering making, or that has made, a Takeover Proposal, or whose efforts to formulate a Takeover Proposal would be assisted thereby (such notice to include the identity of such person or persons), and will keep Parent fully informed of the status and details of any such Takeover Proposal notice, request or any correspondence or communications related thereto and shall provide Parent with a true and complete copy of such Takeover Proposal notice or request or correspondence or communications related thereto, if it is in writing, or a complete written summary thereof, if it is not in writing. Company shall immediately cease and cause to be terminated all existing discussions or negotiations with any persons conducted heretofore with respect to a Takeover Proposal.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT. As promptly as practicable after the execution of this Agreement, Company and Parent shall prepare, and Company shall file with the SEC, preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Company. As promptly as practicable following receipt of SEC comments thereon, Company shall file with the SEC definitive proxy materials and Parent shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), in each case which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional information and will supply Parent with copies of all correspondence between Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or other filing. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, Company shall promptly inform Parent of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of Company, such amendment or supplement. The Proxy Statement shall include the recommendation of the Board of Directors of Company in favor of the Merger; provided that such recommendation may not be included, or may be withdrawn or modified if previously included, if (i) a Superior Proposal has been made and Company and Company's Board of Directors withdraw such recommendation in compliance with, and otherwise have complied in all respects with, Section 4.3 or (ii) Company's Board of Directors determines in good faith (after receiving advice to such effect from outside legal counsel) that including, or failing to withdraw or modify, such recommendation would be inconsistent with the fiduciary duties of Company's Board of Directors to Company's stockholders under applicable law.

     5.2 MEETING OF STOCKHOLDERS. Company shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Company Stockholders Meeting within 40 days of the Registration Statement being declared effective by the SEC. Company shall consult with Parent regarding the date of the Company Stockholders Meeting. Subject to Section 5.1, Company shall use commercially reasonable efforts to solicit from stockholders of Company proxies in favor of the Merger and shall take all other commercially reasonable action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

     5.3  ACCESS TO INFORMATION.

          (a) Upon reasonable notice, Company shall afford Parent and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Company's and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Company and its subsidiaries as Parent may reasonably request. Company agrees to provide to Parent and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. Parent shall treat all such information as confidential pursuant to the terms of the Confidentiality Agreement.

          (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and Company shall confer on a regular and frequent basis with one or more representatives of the other party to report operational matters of materiality and the general status of ongoing operations.

          (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

     5.4 CONFIDENTIALITY. The parties acknowledge that each of Parent and Company have previously executed a non-disclosure agreement dated November 11, 1998 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

     5.5 PUBLIC DISCLOSURE. Unless otherwise permitted by this Agreement, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD, in which case the party proposing to issue such press release or make such public statement or disclosure shall use commercially reasonable efforts to consult with the other party before issuing such press release or making such public statement or disclosure.

     5.6  CONSENTS; COOPERATION.

          (a) Each of Parent and Company shall promptly apply for or otherwise seek, and use its commercially reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, including those required under HSR, and shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to HSR or any other federal or state antitrust or fair trade law.

          (b) Each of Parent and Company shall use all commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under HSR, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and Company shall cooperate and use all commercially reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Parent and Company decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that neither Parent nor Company shall have any obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond the earlier of (i) the Final Date or (ii) the date of a ruling preliminarily enjoining the Merger issued by a court of competent jurisdiction. Each of Parent and Company shall use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.

          (c) Notwithstanding anything to the contrary in Section 5.6(a) or (b),
     (i) neither Parent nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Parent or the Surviving Corporation after the Effective Time or (ii) neither Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect on Company.

     5.7 AFFILIATES. (a) Schedule 5.7 sets forth those persons who may be deemed "Affiliates" of Company within the meaning of Rule 145 promulgated under the Securities Act ("Rule 145") or applicable requirements related to pooling of interests accounting treatment. Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. Parent shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of this Agreement and to issue appropriate stock transfer instructions to the transfer agent for Parent Common Stock.

          (b) Company shall use commercially reasonable efforts, on behalf of Parent and pursuant to the request of Parent, to cause each Company stockholder named on Schedule 5.7 and each other person who may be deemed to be an Affiliate of Company after the date of this Agreement to execute and deliver to Parent an Affiliate Agreement in the form of Exhibit D-1 attached hereto.

          (c) Parent shall use commercially reasonable efforts to cause each person who may be deemed to be an Affiliate of Parent to execute and deliver to Company an Affiliate Agreement in the form of Exhibit D-2 attached hereto.

     5.8 LEGAL REQUIREMENTS. Each of Parent, Merger Sub and Company will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

     5.9 BLUE SKY LAWS. Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Parent Common Stock in connection with the Merger. Company shall use commercially reasonable efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Parent Common Stock in connection with the Merger.

     5.10  EMPLOYEE BENEFIT PLANS.

          (a) At the Effective Time, the Company Stock Option Plans and each outstanding option to purchase shares of Company Common Stock under the Company Stock Option Plans, whether vested or unvested, will be assumed by Parent. Schedule 5.10A hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Company Stock Option Plans, including the number of shares of Company capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Company shall deliver to Parent an updated Schedule 5.10A hereto current as of such date. Each such option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plans and the applicable stock option agreements, including but not limited to the performance criteria as described in

     Schedule 5.10A, immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. It is the intention of the parties that the options so assumed by Parent qualify, to the maximum extent permissible following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within 20 business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Company Stock Option Plans a document in form and substance satisfactory to Company evidencing the foregoing assumption of such option by Parent.

          (b) All outstanding rights of Company which it may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall continue in effect following the Merger and shall continue to be exercisable by Company upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per shall be adjusted to reflect the Exchange Ratio.

          (c) Purchase rights under the Company ESPP, and participation by Company employees in the Parent 1989 Employee Stock Purchase Plan, as amended (the "Parent ESPP"), shall be subject to the following:

             (i) Parent shall assume all purchase rights outstanding under the Company ESPP as of the Effective Time. Each purchase right so assumed by Parent shall continue to have, and be subject to, the same terms and conditions set forth in the Company ESPP and the documents governing such purchase rights immediately prior to the Effective Time, except that (A) the purchase price of shares of Parent Common Stock and the number of shares of Parent Common Stock to be issued upon the exercise of such purchase rights shall be adjusted in accordance with the Exchange Ratio and (B) the offering period for purchase rights outstanding under the Company ESPP as of the Effective Time shall end and the company ESPP shall be terminated immediately prior to the next offering period under the Parent ESPP that begins after the Effective Time.

             (ii) Company employees who meet the eligibility requirements for participation in the Parent ESPP shall be eligible to participate in the Parent ESPP starting with the first offering period of the Parent ESPP that begins after the Effective Time.

          (d) Except as otherwise provided herein, the employees of the Company (the "Company Employees") shall continue to participate in the Company Employee Plans in effect as of the Effective Time; provided, however, that within a reasonable period (not to exceed one year after the Effective
     Time) the Company Employees shall cease to participate in the Company Employee Plans and shall be eligible to participate in the "employee welfare benefit plans," (within the meaning of Section 3(1) and Section 3(2) of ERISA, respectively) and other benefit arrangements of Parent ("Parent Employee Plans") to the same extent as similarly situated employees of Parent. For purposes of any length of service requirements, waiting periods, vesting periods or differential benefits based on length of service in any such Parent Employee Plan (other than the Parent ESPP and Parent's stock option plans) for which a Company Employee may be eligible after the Effective Time, Parent shall ensure that service by such Company Employee with the Company shall be deemed to have been service with Parent. The Company Employees shall be given credit for amounts paid under a corresponding Company Employee Plan during the same period for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Employee Plan. For purposes of any Parent Employee Plan that is a group health plan subject to ERISA, neither Company Employees nor their dependents shall be excluded from coverage on account of any pre-existing condition.

          (e) Parent shall assume and honor the obligations of the Company and its subsidiaries under all employment, severance, consulting and other compensation contracts, arrangements, commitments or understandings that it has to Louis Volpe as of the Closing Date. Parent hereby acknowledges that the Merger will constitute a "Change in Control" for purposes of all the Company Employee Plans.

          (f) Within five (5) business days following the date of this Agreement, Company shall set forth on Schedule 5.10(f) a list of all persons who the Company reasonably believes are, with respect to the Company and as of the date of this Agreement, "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder). For this purpose, Company shall assume that the fair market value of Company Common Stock is $60.50 per share. Within a reasonable period of time after the last business day of each month after the date of this Agreement (other than April, 1999) and on or about the date five business days prior to the expected Closing Date, the Company shall revise Schedule 5.10(f) to reflect the most recently available closing price of Company Common Stock as of the last business day of such month and to reflect any additional information which the Company reasonably believes would impact the determination of persons who are, with respect to the Company and as of the each such date, "disqualified individuals" (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

     5.11 FORM S-8. Parent agrees to file as promptly as practicable, and in no event later than thirty (30) days, after the Closing, a registration statement on Form S-8 covering the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Option Plans assumed by Parent. Company shall cooperate with and assist Parent in the preparation of such registration statement.

     5.12 OPTION AGREEMENT. Company agrees to fully perform its obligations under the Option Agreement.

     5.13 LISTING OF ADDITIONAL SHARES. Prior to the Effective Time, Parent shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f).

     5.14 NASDAQ QUOTATION. Company and Parent agree to continue the quotation of Company Common Stock and Parent Common Stock, respectively, on the Nasdaq Stock Market during the term of the Agreement so that appraisal rights will not be available to stockholders of Company under Section 262 of the Delaware Law.

     5.15 EMPLOYEES. Company shall use commercially reasonable efforts to cause each of the individuals set forth on Part A and Part B of Schedule 5.15 to deliver to Parent an executed Employment Agreement in the form of Exhibit E-1 and Exhibit E-2, respectively.

     5.16  INDEMNIFICATION.

          (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of Company pursuant to the indemnification provisions of Company's Restated Certificate of Incorporation and Amended and Restated Bylaws and/or any indemnification agreement with Company officers and directors to which Company is a party, in each case in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any person so indemnified (an "Indemnified Party") is or becomes involved in any capacity in any claim, action, suit, proceeding or investigation in connection with any Indemnified Liability (as defined below), including, without limitation, any matter relating to this Agreement or the transactions contemplated hereby, occurring on or prior to the Effective Time, Parent shall, or shall cause the

     Surviving Corporation to, pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith to the fullest extent permitted by the Delaware Law upon receipt of any undertaking contemplated by Section 145(e) of the Delaware Law. Any Indemnified Party wishing to claim indemnification under this Section 5.16, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation (but the failure so to notify Parent or Surviving Corporation shall not relieve it from any liability which it may have under this Section 5.16 except to the extent such failure prejudices such party), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145(e) of the Delaware Law.

          (b) For a period of five years after the Effective Date, Parent shall, and will cause Surviving Corporation to, to the fullest extent permitted under applicable law and under the Surviving Corporation's and Parent's, as the case may be, Articles of Incorporation and By-Laws, indemnify and hold harmless, each present and former director and officer of Company or any of its subsidiaries against (i) any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, or whether formal or informal, based in whole or in part on or arising in whole or in part out of, the fact that such person is or was a director or officer, employee, fiduciary or agent of the Company or any of its subsidiaries, whether pertaining to any matter, action or omission existing or occurring at or prior to the Effective Date and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted by law to indemnify its own directors, officers and employees.

          (c) For five years after the Effective Time, Parent will either (i) at all times maintain at least $50,000,000 in cash, marketable securities or unrestricted lines of credit (or any combination thereof) to be available to indemnify the Indemnified Parties in accordance with Section 5.16(a) above or (ii) cause the Surviving Corporation to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by Company's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date hereof, provided that in satisfying its obligation under this Section, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum Company paid in its last full fiscal year, which amount Company represents was $8,700, and if the Surviving Corporation is unable to obtain the insurance required by this Section 5.16, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

          (d) To the extent there is any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) against an Indemnified Party that arises out of or pertains to any action or omission in his or her capacity as director, officer, employee, fiduciary or agent of Company, or resulting from his or her status as a director, officer, employee, fiduciary or agent of Company, occurring prior to the Effective Time, or arises out of or pertains to the transactions contemplated by this Agreement (whether arising before or after the Effective Time), in each case for which such Indemnified Party is indemnified under this Section 5.16, such Indemnified Party shall be entitled to be represented by counsel, which counsel shall be counsel of Parent (provided that if use of counsel of Parent would be expected under applicable standards of professional conduct to give rise to a conflict between the position of the Indemnified Person and of Parent, the Indemnified Party shall be entitled instead to be represented by counsel selected by the Indemnified Party and reasonably acceptable to Parent) and following the Effective Time the Surviving Corporation and Parent shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received and the Surviving Corporation and Parent will cooperate in the defense of any such matter; and provided, however, that neither the Surviving Corporation nor Parent shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). The

     Indemnified Parties as a group may retain only one law firm (in addition to local counsel) to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the position of any two or more Indemnified Parties or such a conflict could reasonably be expected to arise.

          (e) The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives and may not be amended, altered or repealed without the prior written consent of the affected Indemnified Party.

     5.17 POOLING ACCOUNTING. Parent and Company shall each use best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations. Each of Parent and Company shall use its best efforts to cause its "Affiliates" (as defined in Section 5.7) not to take any action that would adversely affect the ability of Parent to account for the business combination to be effected by the merger as a pooling of interest.

     5.18 TAX TREATMENT. The parties each intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and shall use best efforts to cause the Merger to so qualify.

     5.19 STOCKHOLDER LITIGATION. Unless and until Company has withdrawn its recommendation of the Merger in compliance with Section 5.1 of this Agreement, Company shall give Parent the opportunity to participate at its own expense in the defense of any stockholder litigation against Company and/or its directors relating to the transactions contemplated by this Agreement and the Option Agreement.

     5.20 COMMERCIALLY REASONABLE EFFORTS AND FURTHER ASSURANCES. Each of the parties to this Agreement shall use its commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

     6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

          (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Company under Delaware Law.

          (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

          (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its commercially reasonable efforts to have such injunction or other order lifted.

          (d) HSR Waiting Period. The applicable waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or expired.

          (e) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Common Stock in the Merger and upon exercise of the options under the Company Stock Option Plans assumed by Parent shall have been made.

          (f) Letter of Accountants. Each of Parent and Company shall have received letters, dated as of the Closing Date, in each case addressed to Parent and Company, from PricewaterhouseCoopers LLP, independent accountants to Parent and Company, stating in substance that pooling of interest accounting is appropriate for the Merger under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations.

     6.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligations of Company to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Company:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, Material Adverse Effect or words of similar import, which representations and warranties as so qualified shall be true in all respects) both when made and on and as of the Effective Time as though such representations and warranties were made on and as of such time (except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and where the failure to be true and correct does not constitute a Material Adverse Effect on Parent) and (ii) Parent and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

          (b) Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent by its President and its Chief Financial Officer certifying that the condition set forth in Section 6.2(a) shall have been fulfilled.

          (c) Tax Opinion. Company shall have received an opinion dated the Effective Time from Testa, Hurwitz & Thibeault, LLP, counsel to Company, in form and substance reasonably satisfactory to Company, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Testa, Hurwitz & Thibeault, LLP may require and rely upon (and may incorporate by reference) representations and covenants, including those contained in certificates of officers of Parent, Company, Merger Sub and others. Company shall have received executed copies of the certificates of officers and directors of Parent, Company and Merger Sub that may reasonably be required by counsel in connection with the tax opinion referred to in this Agreement.

     6.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent:

          (a) Representations, Warranties and Covenants. (i) The representations and warranties of Company in this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, Material Adverse Effect or words of similar import, which representations and warranties as so qualified shall be true in all respects) both when made and on and as of the Effective Time as though such representations and warranties were made on and as of such time (except (x) for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date) and (y) where the failure to be true and correct does not constitute a Material Adverse Effect on the Company) and (ii) Company shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

          (b) Certificate of Company. Parent shall have been provided with a certificate executed on behalf of Company by its President and Chief Financial Officer certifying that the condition set forth in Section 6.3(a) shall have been fulfilled.

          (c) Injunctions or Restraints on Conduct of Business. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction limiting or restricting, or other legal or regulatory restraint provision materially limiting or restricting, Parent's conduct or operation of the business of Company and its subsidiaries, following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

          (d) Employment and Non-Competition Agreements/Waivers. At least 75% of the employees of Company set forth on Part A of Schedule 5.15 and all of the employees of Company set forth on Part B of Schedule 5.15 shall have accepted employment with Parent and shall have entered into an Employment and Non-Competition Agreement substantially in the form attached hereto as Exhibit E.

          (e) Tax Opinion. Parent shall have received an opinion dated the Effective Time from Brobeck, Phleger & Harrison LLP, counsel to Parent and Merger Sub, in form and substance reasonably satisfactory to Parent and Merger Sub, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Effective Time, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, Brobeck, Phleger & Harrison LLP may require and rely upon (and may incorporate by reference) representations and covenants, including those contained in certificates of officers of Parent, Company, Merger Sub and others. Parent shall have received executed copies of the certificates of officers and directors of Parent, Company and Merger Sub that may reasonably be required by counsel in connection with the tax opinion referred to in this Agreement.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

     7.1 TERMINATION. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Company, this Agreement may be terminated:

          (a) by mutual consent of Parent and Company;

          (b) by either Parent or Company, if, without fault of the terminating party, the Closing shall not have occurred on or before September 30, 1999 or such later date as may be agreed upon in writing by the parties hereto (the "Final Date"); provided, however, that the Final Date shall be extended to December 31, 1999 in the event that if the only reason the Closing shall not have occurred by September 30, 1999 is the failure of the conditions set forth in Section 6.1(b) and/or Section 6.1(d) (although such extension shall not occur if the failure of such conditions has been caused or resulted from one party's action or failure to act constituting a breach of this Agreement and the other party does not consent to such extension); provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

          (c) by Parent, if (i) Company shall breach any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 6.3(a) not to be satisfied and such breach shall not have been cured within five business days of receipt by Company of written notice of such breach from Parent, (ii) the Board of Directors of Company shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so, (iii) Company shall have failed to comply with Section 4.3, (iv) the Board of Directors of Company shall have recommended, endorsed, accepted or agreed to a Takeover Proposal or shall have resolved to do so, or (v) for any reason Company fails to call the Company Stockholders Meeting by September 10, 1999 or, in the event the condition set forth in Section 6.1(b) shall not have been satisfied by August 31, 1999 under circumstances in which it can be reasonably expected that the Final Date will be extended pursuant to the proviso set forth in Section 7.1(b), December 10, 1999;

          (d) by Company, if Parent shall breach any of its representations, warranties or obligations hereunder to an extent that would cause the condition set forth in Section 6.2(a) not to be satisfied and such breach shall not have been cured within five business days following receipt by Parent of written notice of such breach from Company;

          (e) by Parent if a Trigger Event (as defined in Section 7.3(e)) or Takeover Proposal shall have occurred and the Board of Directors of Company in connection with such Trigger Event or Takeover Proposal, does not within six (6) business days (or, in the event of a tender offer or exchange offer, ten (10) business days) of such occurrence (i) reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby and (ii) reject such Takeover Proposal or Trigger Event (in the case of a Trigger Event involving a tender or exchange offer); or

          (f) by either Parent or Company if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or
     (ii) if any required approval of the stockholders of Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof.

     7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or Company or their respective officers, directors, stockholders or affiliates, except (i) the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party from liability for fraud or willful breach in connection with this agreement or the transactions contemplated hereby.

7.3  EXPENSES AND TERMINATION FEES.

          (a) Subject to subsections (b), (c), (d) and (e) of this Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that expenses incurred in connection with printing the Proxy Materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the Proxy Materials and the listing of additional shares pursuant to Section 6.1(f) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by Company and Parent.

          (b) In the event that (i) Parent shall terminate this Agreement pursuant to Section 7.1(e), (ii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(iii) as a result of the failure by Company through its, or otherwise by, the officers, directors or advisors of the Company, or any person authorized by such persons, to comply with the requirements of Section 4.3, (iii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(iv) and at the time of such recommendation, endorsement, acceptance or agreement under Section 7.1(c)(iv) there shall not exist circumstances giving rise to a Material Adverse Effect on Parent,
     (iv) Parent (or, in the case of Section 7.1(f)(ii), Company) shall terminate this Agreement pursuant to Section 7.1(c)(ii) or 7.1(f)(ii) and, prior to such withdrawal, modification or stockholder rejection, there shall have been (A) a Trigger Event with respect to Company or (B) a Takeover Proposal with respect to Company which at the time of such withdrawal, modification or stockholder rejection shall not have been (x) rejected by Company or (y) withdrawn by the third party and at the time of such withdrawal, modification or stockholder rejection, there shall not exist circumstances giving rise to a Material Adverse Effect on Parent, or
     (v) Parent (or, in the case of Section 7.1(b), Company) shall terminate this Agreement pursuant to Section 7.1(b), 7.1(c)(i) or 7.1(c)(v), due primarily to any failure by Company to use commercially reasonable efforts to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Company prior to or on the Closing Date or any failure by Company's affiliates to take any actions required to be taken hereby, and prior thereto there shall have been (A) a Trigger Event with respect to Company or (B) a Takeover Proposal with respect to Company which shall not have been (x) rejected by Company or (y) withdrawn by the third party, then Company shall promptly pay to Parent the sum of $55 million (the "Termination Fee") pursuant to this Section 7.3(b) if Parent terminates this Agreement pursuant to clauses (i), (ii), (iii),
     (iv) or (v) above within five business days of the occurrence of the event giving Parent the right to so terminate this Agreement.


          (c) If no payment shall have been required pursuant to Section 7.3(b), in the event that (i) Parent (or, in the case of Section 7.1(b), Company) shall terminate this Agreement pursuant to Section 7.1(b) or Section 7.1(c)(v) under the circumstances described in Section 7.3(b)(v) (but replacing the word "or" between clauses (x) and (y) thereof with the word "and"), (ii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(i) under circumstances not described in Section 7.3(b)(iv), (iii) Parent shall terminate this Agreement pursuant to Section 7.1(f)(ii) under circumstances not described in Section 7.3(b)(iv) (other than the circumstance that prior to the time of the meeting of Company's stockholders, (x) either (A) no Takeover Proposal or Trigger Event with respect to Company shall have occurred (whether or not rejected or withdrawn prior to such meeting) or (B) each Takeover Proposal or Trigger Event occurring prior to such meeting shall have been rejected by Company and withdrawn by the third party and after the latest to occur of such rejections and/or withdrawals there shall have occurred circumstances giving rise to a Material Adverse Effect on Parent and (y) there shall have been no failure by Company to use commercially reasonable efforts to perform and comply with all agreements and conditions required by this Agreement to be performed or completed by Company prior to or on the Closing Date), (iv) Parent shall terminate this Agreement pursuant to
     Section 7.1(c) (ii) under circumstances not described in Section 7.3(b)(iv) and at the time of such withdrawal or modification there shall not exist circumstances giving rise to a Material Adverse Effect on Parent, or (v) this Agreement shall be terminated under the circumstances described in
     Section 7.3(b) other than the requirement under Section 7.3(b) that Parent terminate this Agreement within five business days of the occurrence of the events described therein, the Company shall promptly reimburse Parent for all of the out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel); and, in the event (A) any Takeover Proposal is consummated by or with any person that made a Takeover Proposal prior to termination of this Agreement or that caused a Trigger Event prior to such termination, or any affiliate of any such person, within nine months, or
     (B) any other Takeover Proposal not described in clause (A) is consummated within twelve months, of the later of (x) such termination of this Agreement and (y) the payment of the above-described expenses, Company shall promptly pay to Parent the additional sum equal to the Termination Fee (less the amount of Parent's costs and expenses previously reimbursed by Company pursuant to this Section 7.3(c)).

          (d) In the event that Company shall terminate this Agreement pursuant to Section 7.1(d) Parent shall promptly reimburse Company for all of the out-of-pocket costs and expenses incurred by Company in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisors, accountants and legal counsel).

          (e) As used herein, a "Trigger Event" shall occur if any Person (as that term is defined in Section 13(d) of the Exchange Act and the regulations promulgated thereunder) acquires securities representing 20% or more, or commences a tender or exchange offer, open market purchase program or other publicly announced initiative following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 20% or more, of the voting power of Company; provided, however, a Trigger Event shall not be deemed to include the acquisition by any Person of securities representing 20% or more of Company if such Person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Company, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation not in connection with such Person
     (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Company, (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Company (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any Person with respect to the voting of any voting securities of Company, directly or indirectly, relating to a merger or other business combination involving Company or the sale or transfer of a significant portion of assets (excluding the sale or disposition of assets in the ordinary course of business) of Company, (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Company, directly or indirectly, relating to a merger or other business combination involving Company or the sale or transfer of a significant portion of assets (excluding the sale or disposition of assets in the ordinary course of business) of Company, or
     (iv) otherwise acting, alone or in concert with others, to seek control of Company or to seek to control or influence the management or policies of Company.

          (f) For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for a merger or other business combination involving Company or any of its subsidiaries or the acquisition of 20% or more of the outstanding shares of capital stock of Company, or a significant portion of the assets of, Company or any of its subsidiaries, other than the Merger.

     7.4 AMENDMENT. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of the Agreement by the stockholders of Company or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Company Common Stock, (ii) alter or change any term of the Certificate of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would materially adversely affect the holders of Company Common Stock or Merger Sub Common Stock.

     7.5 EXTENSION; WAIVER. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 NON-SURVIVAL AT EFFECTIVE TIME. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4 (Confidentiality), 5.11(S-8), 5.16 (Indemnification), 5.17 (Pooling Accounting),
5.18 (Tax Treatment), 5.20 (Commercially Reasonable Efforts and Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this
Article VIII shall survive the Effective Time.

     8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

        (a) if to Parent or Merger Sub, to:

            Cisco Systems, Inc.
            170 West Tasman Drive
            San Jose, CA 95134-1706
            Attention: President
            Facsimile No.: (408) 526-4914

            with a copy to:

            Brobeck, Phleger & Harrison LLP
            2200 Geng Road
            Two Embarcadero Place
            Palo Alto, CA 94303
            Attention: Therese A. Mrozek
            Facsimile No.: (650) 496-2885

        (b) if to Company, to:

            GeoTel Communications Corporation
            900 Chelmsford Street
            Tower II, Floor 12
            Lowell, MA 01851
            Attention: President
            Facsimile No.: (978) 275-5399

            with a copy to:

            Testa, Hurwitz & Thibeault, LLP
            High Street Tower
            125 High Street
            Boston, MA 02110
            Attention: Mark J. Macenka
            Facsimile No.: (617) 248-7100

     8.3 INTERPRETATION. When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 ENTIRE AGREEMENT; NONASSIGNABILITY; PARTIES IN INTEREST. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule and the Parent Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(c) and (f), 1.7-1.9 and 5.16; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

     8.6 SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7 REMEDIES CUMULATIVE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     8.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware other than principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of Delaware in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

     8.9 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     IN WITNESS WHEREOF, Company, Parent and Merger Sub have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          GEOTEL COMMUNICATIONS CORPORATION

                                          By:

                                            ------------------------------------
                                              Name:

                                            ------------------------------------
                                              Title:

                                            ------------------------------------

                                          CISCO SYSTEMS, INC.


                                          By:


                                            ------------------------------------

                                              Name:


                                            ------------------------------------

                                              Title:


                                            ------------------------------------

                                          GERONIMO MERGER CORP.


                                          By:


                                            ------------------------------------

                                              Name:


                                            ------------------------------------

                                              Title:


                                            ------------------------------------

                                                                       EXHIBIT 2

                              STOCKHOLDER AGREEMENT


               This Stockholder Agreement (the "Agreement") is made and entered into as of April 12, 1999, between Cisco Systems, Inc., a California corporation ("Parent"), Geronimo Merger Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and the undersigned stockholder ("Stockholder") of GeoTel Communications Corporation, a corporation existing under the laws of Delaware ("Company").

                                    RECITALS

               WHEREAS, pursuant to an Agreement and Plan of Merger and Reorganization dated as of April 12, 1999, among Parent, Merger Sub and Company (such agreement as it may be amended or restated is hereinafter referred to as the "Reorganization Agreement"), the parties agreed that concurrently with the execution of the Reorganization Agreement and as an inducement to Parent and Merger Sub to execute the Reorganization Agreement, Parent, Merger Sub and Stockholder would execute and deliver this Stockholder Agreement;

               WHEREAS, Parent has agreed to acquire the outstanding securities of Company pursuant to a merger of Merger Sub with and into Company (the "Merger") effected in part through the conversion of each outstanding share of capital stock of Company (the "Company Capital Stock"), into shares of common stock of Parent (the "Parent Shares") at the rate set forth in the Reorganization Agreement (the "Transaction"); and

               WHEREAS, Stockholder is the registered and beneficial owner of such number of shares of the outstanding capital stock of Company as is indicated on the signature page of this Agreement (the "Shares").

               NOW, THEREFORE, the parties agree as follows:

               1.   Share Ownership and Agreement to Retain Shares.

                    1.1  Transfer and Encumbrance.

                      (a) Stockholder is the beneficial owner of that number of Shares of Company Capital Stock set forth on the signature page hereto and, except as otherwise set forth on the signature page hereto, did not acquire any shares of Company Capital Stock in contemplation of the Merger. These Shares constitute the Stockholder's entire interest in the outstanding capital stock of Company. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire such Shares of Company Capital Stock or any portion of such Shares of Company Capital Stock. The Shares are and will be at all times up until the Expiration Date free and clear of any liens, claims, options, charges or other encumbrances.

                      (b) Stockholder agrees not to transfer (except as may be specifically required by court order or by operation of law, in which case any such transferee must agree in writing to be bound hereby), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) the Effective Time (as defined in the Reorganization Agreement) of the Transaction, and (ii) the date of the termination of the Reorganization Agreement.

                      1.2 New Shares. Stockholder agrees that any shares of capital stock of Company that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

               2. 2.1 Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the Stockholders of Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the Stockholders of Company with respect to any of the following, Stockholder shall vote the Shares and any New Shares in favor of approval of the Merger and the Reorganization Agreement.

               2.2 Obligations as Directors and/or Officers. If at any time prior to the expiration of this Agreement Stockholder is a member of the Board of Directors of Company ("Director") or an officer of Company, nothing in this Agreement shall limit or restrict the Director or officer in acting in his capacity as a Director or officer, as the case may be, of Company and exercising his fiduciary duties and responsibilities, it being agreed and understood that this Agreement shall apply to the Stockholder solely in its capacity as a stockholder and shall not apply to the Director's or officers actions, judgments or decisions as a Director or officer of Company.

               3. Irrevocable Proxy. Stockholder is hereby delivering to Parent a duly executed proxy in the form attached hereto as Exhibit A (the "Proxy"), such Proxy to cover the total number of Shares and New Shares in respect of which Stockholder is entitled to vote at any meeting of Stockholders or pursuant to any written consent. Upon the execution of this Agreement by the Stockholder, the Stockholder hereby revokes any and all prior proxies given by the Stockholder with respect to the Shares and, except for any proxy to be granted to Company management in connection with Company's Annual Meeting of Stockholders to elect directors of Company, to approve an amendment to Company's Restated Certificate of Incorporation approving an increase in the authorized number of shares of Common Stock and to ratify the selection of Company's auditors, agrees not to grant any subsequent proxies with respect to the Shares or any New Shares until after the Expiration Date.

               4. Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Parent as follows:

                      (a) Until the Expiration Date, the Stockholder will not take any action the Company is forbidden to take pursuant to Section 4.3 of the Reorganization Agreement.

                      (b) Stockholder is competent to execute and deliver this Stockholder Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Stockholder Agreement has been duly and validly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms except that (i) the enforceability thereof may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereinafter in effect affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

                      (c) The execution and delivery of this Stockholder Agreement by Stockholder does not, and the performance of this Stockholder Agreement by Stockholder shall not result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance, on any of the Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares or New Shares are or will be bound or affected.

               5. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents reasonably necessary or desirable to carry out the purpose and intent of this Agreement.

               6. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

               7. Confidentiality. Stockholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Transaction has been publicly disclosed by Parent.

               8. Miscellaneous.

                      8.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

                      8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Stockholder as a Stockholder of Company only with respect to the specific matters set forth herein.

                      8.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

                      8.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent or Merger Sub upon any such violation, Parent and Merger Sub shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent or Merger Sub at law or in equity and the Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

                      8.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Stockholder Agreement shall be in writing and shall be deemed to have been duly given upon receipt if delivered by hand or mailed by registered or certified mail, postage prepaid, or sent by facsimile transmission as follows:

                         (a) If to the Stockholder, at the address set forth
below the Stockholder's signature at the end hereof.

                         (b) if to Parent or Merger Sub, to:

                             Cisco Systems, Inc.
                             170 West Tasman Drive
                             San Jose, CA 95134-1706
                             Attention: President
                             Facsimile No.: (408) 526-4914

                             with a copy to:

                             Brobeck, Phleger & Harrison LLP
                             2200 Geng Road
                             Two Embarcadero Place
                             Palo Alto, CA  94303
                             Attention: Therese A. Mrozek
                             Facsimile No.: (650) 496-2885

                         (c) if to Company, to:

                             GeoTel Communications Corporation
                             900 Chelmsford Street
                             Tower II, Floor 12
                             Lowell, MA  01851
                             Attention:  President
                             Facsimile No:   (978) 275-5399
                             with a copy to:
                             Testa, Hurwitz & Thibeault, LLP
                             High Street Tower
                             125 High Street
                             Boston, MA 02110
                             Attention: Mark J. Macenka
                             Facsimile No. (617) 248-7100


or to such other address as any party hereto may designate for itself by notice given as herein provided.

                      8.6 Governing Law. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware.

                      8.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

                      8.8 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                      8.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

        IN WITNESS WHEREOF, the parties have caused this Stockholder Agreement to be executed as of the date first above written.


CISCO SYSTEMS, INC.                    STOCKHOLDER


By:
   --------------------------------    ------------------------------------
                                       (Signature)


Name:
   --------------------------------    ------------------------------------
                                       (Print Name)


Title:
   --------------------------------    ------------------------------------
                                       (Print Address)


GERONIMO MERGER CORP.
                                       ------------------------------------
                                       (Print Address)

By:
   --------------------------------

Name:
   --------------------------------    ------------------------------------
                                       (Print Telephone Number)
Title:
   --------------------------------    ------------------------------------
                                       (Social Security or Tax I.D. Number)



Total Number of Shares of Company Capital Stock owned on the date hereof:

Common Stock:                   _________________

                                                                       EXHIBIT 3

                             STOCK OPTION AGREEMENT


               STOCK OPTION AGREEMENT (the "Agreement"), dated as of April 12, 1999, by and between, Cisco Systems, Inc., a California corporation ("Parent"), and GeoTel Communications Corporation, a Delaware corporation ("Company").

               WHEREAS, concurrently with the execution and delivery of this Agreement, Company, Parent and Geronimo Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the "Reorganization Agreement"), which provides that, among other things, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into Company (the "Merger"), with Company continuing as the surviving corporation; and

               WHEREAS, as a condition and inducement to Parent's willingness to enter into the Reorganization Agreement, Parent has required that Company agree, and Company has so agreed, to grant to Parent an option with respect to certain shares of Company's common stock on the terms and subject to the conditions set forth herein.

               NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and in the Reorganization Agreement, the parties hereto agree as follows:

               1. Grant of Option. Company hereby grants Parent an irrevocable option (the "Company Option") to purchase up to 3,000,000 shares (the "Company Shares") of common stock, par value $.0l per share, of Company (the "Company Common Stock") in the manner set forth below at a price (the "Exercise Price") of $60.50 per Company Share, payable in cash. Capitalized terms used herein but not defined herein shall have the meanings set forth in the Reorganization Agreement.

               2. Exercise of Option. The Company Option may be exercised by Parent, in whole or in part at any time or from time to time after (i) the occurrence of any of the events described in Sections 7.3(b) of the Reorganization Agreement or (ii) immediately prior to the consummation of a Takeover Proposal which obligates Company to pay Parent the Termination Fee pursuant to Section 7.3(c) of the Reorganization Agreement. In the event Parent wishes to exercise the Company Option, Parent shall deliver to Company a written notice (an "Exercise Notice") specifying the total number of Company Shares it wishes to purchase. Each closing of a purchase of Company Shares (a "Closing") shall occur at a place, on a date and at a time designated by Parent in an Exercise Notice delivered at least two business days prior to the date of the Closing. The Company Option shall terminate upon the earlier of: (i) the Effective Time; (ii) the termination of the Reorganization Agreement pursuant to
Section 7.1 thereof (other than a termination in connection with which Parent is entitled to any payments as specified in Sections 7.3(b) or (c) thereof); (iii) 180 days following any termination of the Reorganization Agreement in connection with which Parent is entitled to a payment as specified in Section 7.3(b) thereof (or if, at the expiration of such 180 day period, the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal); or (iv) 180 days following the occurrence of any event in connection with which Parent has become entitled to payment of the Termination Fee pursuant to Section 7.3(c) of the Reorganization Agreement (or if, at the expiration of such 180 day period, the Company Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the foregoing, the Company Option may not be exercised if Parent is in breach in any material respect of any of its covenants or agreements contained in the Reorganization Agreement.

               3. Conditions to Closing. The obligation of Company to issue the Company Shares to Parent hereunder is subject to the conditions that (i) all waiting periods, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder ("HSR Act"), applicable to the issuance of the Company Shares hereunder shall have expired or have been terminated; (ii) all consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any Federal, state or local administrative agency or commission or other Federal state or local governmental authority or instrumentality, if any, required in connection with the issuance of the Company Shares hereunder shall have been obtained or made, as the case may be; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such issuance shall be in effect.

               4. Closing. At any Closing, (a) Company will deliver to Parent a single certificate in definitive form representing the number of Company Shares designated by Parent in its Exercise Notice, such certificate to be registered in the name of Parent and to bear the legend set forth in Section 11, and (b) Parent will deliver to Company the aggregate price for the Company Shares so designated and being purchased by wire transfer of immediately available funds or certified check or bank check. At any Closing at which Parent is exercising the Company Option in part, Parent shall present and surrender this Agreement to Company, and Company shall deliver to Parent an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Company Common Stock purchasable hereunder.

               5. Representations and Warranties of Company. Company represents and warrants to Parent that (a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by Company and constitutes a valid and binding obligation of Company, and, assuming this Agreement constitutes a valid and binding obligation of Parent, is enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity, (d) except for any filings as may be required by the HSR Act, Company has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the Company Option, and at all times from the date hereof through the expiration of the Company Option will have reserved, that number of unissued Company Shares that are subject to the Company Option, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, (e) upon delivery of the Company Shares to Parent upon the exercise of the Company Option, Parent will acquire the Company Shares free and clear of all material claims, liens, charges, encumbrances and security interests of any nature whatsoever except those imposed by Parent, (f) except as may be required under the Securities Act of 1933, as amended (the "Securities Act"), the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or the creation of a lien, pledge, security interest or other encumbrance on assets pursuant to (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation"), (A) any provision of the Certificate of Incorporation, as amended, or Amended and Restated By-laws, as amended, as amended, of Company or (B) any provisions of any material mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or its properties or assets, except in the case of clauses (B) and
(C) above, for violations which would not, individually or in the aggregate, have a Material Adverse Effect on Company and its subsidiaries taken as a whole, and (g) except as described in Section 2.3 of the Reorganization Agreement, the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority except pursuant to the HSR Act.

               6. Representations and Warranties of Parent. Parent represents and warrants to Company that (a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or any of the transactions contemplated hereby, (c) this Agreement has been duly executed and delivered by Parent and constitutes a valid and binding obligation of Parent, and, assuming this Agreement constitutes a valid and binding obligation of Company, is enforceable against Parent in accordance with its terms, except as enforceability may be limited by bankruptcy and other laws affecting the rights and remedies of creditors generally and general principles of equity, (d) except as described in Section 3.3 of the Reorganization Agreement, the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, result in any Violation pursuant to, (A) any provision of the Articles of Incorporation or By-laws of Parent, (B) any provisions of any material mortgage, indenture, lease, contract or other agreement, instrument, permit, concession, franchise, or license or (C) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets, except in the case of clauses (B) and (C) above, for Violations which would not, individually or in the aggregate, have a Material Adverse Effect on Parent and its subsidiaries, taken as a whole, (e) except as described in Section 3.3 of the Reorganization Agreement and

Section 3(i) of this Agreement, and except as may be required under the Securities Act, the execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority and (f) any Company Shares acquired upon exercise of the Company Option will not be, and the Company Option is not being, acquired by Parent with a view to the public distribution thereof and Parent will not sell or otherwise dispose of such shares in violation of applicable law or this Agreement.

               7. Put and Call.

                      (a) Exercise. At any time during which the Company Option is exercisable pursuant to Section 2 (the "Repurchase Period"), upon demand by Parent, Parent shall have the right to sell to Company (or any successor entity thereof), and Company (or such successor entity) shall be obligated to repurchase from Parent (the "Put"), and upon demand by Company, Company (or any successor entity thereof) shall have the right to purchase from Parent and Parent shall be obligated to sell to Company (or any successor entity) (the "Call"), all or any portion of the Company Option, to the extent not previously exercised, at the price set forth in subparagraph (i) below, or all or any portion of the Company Shares purchased by Parent pursuant thereto, at a price set forth in subparagraph (ii) below:

                             (i) the difference between the "Market/Tender Offer Price" for shares of Company Common Stock as of the date (the "Notice Date") notice of exercise of the Put or the Call, as the case may be, is given to the other party (defined as the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Takeover Proposal (as defined in the Reorganization Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") or (B) the average of the closing prices of shares of Company Common Stock on the Nasdaq National Market for the ten trading days immediately preceding the Notice Date (the "Market Price")), and the Exercise Price, multiplied by the number of Company Shares purchasable pursuant to the Company Option (or portion thereof with respect to which Parent is exercising its rights under this Section 7), but only if the Market/Tender Offer Price is greater than the Exercise Price;

                             (ii) the Exercise Price paid by Parent for the Company Shares acquired pursuant to the Company Option plus the difference between the Market/Tender Offer Price and the Exercise Price, but only if the Market/Tender Offer Price is greater than the Exercise Price, multiplied by the number of Company Shares so purchased.

                             (iii) Notwithstanding subparagraphs (i) and (ii) above, in no event shall the proceeds payable to Parent pursuant to this
        Section 7 exceed the sum of (x) $75,000,000 plus (y) the Exercise Price multiplied by the number of Company Shares purchased minus (z) any amount paid or payable to Parent by Company pursuant to Section 7.3(b) or Section 7.3(c) of the Reorganization Agreement.

For purposes of this Section 7(a), the Tender Price shall be the highest price per share offered pursuant to a tender or exchange offer or other Takeover Proposal during the Repurchase Period.

                      (b) Payment and Redelivery of Company Option or Shares. In the event Parent or Company exercises its rights under this Section 7, Company shall, within ten business days of the Notice Date, pay the required amount to Parent in immediately available funds and Parent shall surrender to Company the Company Option or the certificates evidencing the Company Shares purchased by Parent pursuant thereto, and Parent shall represent and warrant that it owns such shares and that such shares are then free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever.

               8. Registration Rights.

                      (a) Following any exercise of the Company Option, Parent may by written notice (the "Registration Notice") to Company request Company to register under the Securities Act all or any part of the shares of Company Common Stock acquired pursuant to this Agreement (the "Restricted Shares") beneficially owned by Parent (the "Registrable Securities") in order to permit the sale or other distribution of such Registrable Securities pursuant to a bona fide firm commitment underwritten public offering in which Parent and the underwriters shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use commercially reasonable efforts to prevent any Person (including any Group) and its affiliates from purchasing through such offering Restricted Shares representing more than 10% of the outstanding shares of Common Stock of Company on a fully diluted basis (a "Permitted Offering"); provided, further, that any such Registration Notice must relate to a number of shares equal to at least 2% of the outstanding shares of Company Common Stock and that any rights to require registration hereunder shall terminate with respect to any Shares that may be sold pursuant to Rule 144(k) under the Securities Act. The Registration Notice shall include a certificate executed by Parent and its proposed managing underwriter, which underwriter shall be an investment banking firm of nationally recognized standing (the "Manager"), stating that (i) they have a good faith intention to commence promptly a Permitted Offering and (ii) the Manager in good faith believes that, based on the then prevailing market conditions, it will be able to sell the Registrable Securities at a per share price equal to at least 70% of the Fair Market Value of such shares. For purposes of this Section 8, the term "Fair Market Value" shall mean the per share average of the closing sale prices of Company's Common Stock on the Nasdaq National Market for the ten trading days immediately preceding the date of the Registration Notice.

                     (b) Company shall use commercially reasonable efforts to effect, as promptly as practicable, the registration under the Securities Act of the unpurchased Registrable Securities; provided, however, that (i) Parent shall not be entitled to more than an aggregate of two effective registration statements hereunder and (ii) Company will not be required to file any such registration statement during any period of time (not to exceed 45 days after such request in the case of clause (A) below or 90 days in the case of clauses
(B) and (C) below) when (A) Company is in possession of material non-public information which it reasonably believes would be detrimental to be disclosed at such time and, based on consultation with counsel to Company, such information would have to be disclosed if a registration statement were filed at that time;
(B) Company is required under the Securities Act to include audited financial statements for any period in such registration statement and such financial statements are not yet available for inclusion in such registration statement; or (C) Company determines, in its reasonable judgment, that such registration would interfere with any financing, acquisition or other material transaction involving Company or any of its affiliates. If consummation of the sale of any Registrable Securities pursuant to a registration hereunder does not occur within 180 days after the filing with the SEC of the initial registration statement, the provisions of this Section 8 shall again be applicable to any proposed registration; provided, however, that Parent shall not be entitled to request more than two registrations pursuant to this Section 8. Company shall use commercially reasonable efforts to cause any Registrable Securities registered pursuant to this Section 8 to be qualified for sale under the securities or Blue Sky laws of such jurisdictions as Parent may reasonably request and shall continue such registration or qualification in effect in such jurisdiction; provided, however, that Company shall not be required to qualify to do business in, or consent to general service of process in, any jurisdiction by reason of this provision.

                      (c) The registration rights set forth in this Section 8 are subject to the condition that Parent shall provide Company with such information with respect to Parent's Registrable Securities, the plans for the distribution thereof, and such other information with respect to Parent as, in the reasonable judgment of counsel for Company, is necessary to enable Company to include in such registration statement all material facts required to be disclosed with respect to a registration thereunder.

                      (d) If Company's securities of the same type as the Registrable Securities are then authorized for quotation or trading or listing on the New York Stock Exchange, Nasdaq National Market System, or any other securities exchange or automated quotations system, Company, upon the request of Parent, shall promptly file an application, if required, to authorize for quotation, trading or listing the shares of Registrable Securities on such exchange or system and will use its reasonable efforts to obtain approval, if required, of such quotation, trading or listing as soon as practicable.

                      (e) A registration effected under this Section 8 shall be effected at Company's expense, except for underwriting discounts and commissions and fees and expenses of counsel to Parent, and Company shall provide to the underwriters such documentation (including certificates, opinions of counsel and "comfort" letters from auditors) as are customary in connection with underwritten public offerings as such underwriters may reasonably require. In connection with any such registration, the parties agree (i) to indemnify each other and the underwriters in the customary manner and (ii) to enter into an underwriting agreement in form and substance customary to transactions of this type with the Manager and the other underwriters participating in such offering.

               9. Adjustment Upon Changes in Capitalization.

                      (a) In the event of any change in Company Common Stock by reason of stock dividends, splitups, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Company Option, and the purchase price per share provided in Section 1, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Parent shall receive, upon exercise of the Company Option, the number and class of shares or other securities or property that Parent would have received in respect of the Company

Common Stock if the Company Option had been exercised immediately prior to such event or the record date therefor, as applicable.

                      (b) In the event that Company shall enter in an agreement:
(i) to consolidate with or merge into any person, other than Parent or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger; (ii) to permit any person, other than Parent or one of its subsidiaries, to merge into Company and Company shall be the continuing or surviving corporation, but, in connection with such merger, in the then-outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of Company or any other person or cash or any other property or the outstanding shares of Company Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Parent or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that upon the consummation of any such transaction and upon the terms and conditions set forth herein, Parent shall receive for each Company Share with respect to which the Company Option has not been exercised an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of Company Common Stock less the Exercise Price (and, in the event of an election or similar arrangement with respect to the type of consideration to be received by the holders of Company Common Stock, subject to the foregoing, proper provision shall be made so that the holder of the Company Option would have the same election or similar rights as would the holder of the number of shares of Company Common Stock for which the Company Option is then exercisable).

               10. Restrictive Legends. Each certificate representing shares of Company Common Stock issued to Parent hereunder shall include a legend in substantially the following form:

               THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT, DATED AS OF APRIL 12, 1999, A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER.

               11. Binding Effect; No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law, or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement. Any Restricted Shares sold by Parent in compliance with the provisions of Section 8 shall, upon consummation of such sale, be free of the restrictions imposed with respect to such shares by this Agreement, unless and until Parent shall repurchase or otherwise become the beneficial owner of such shares, and any transferee of such shares shall not be entitled to the rights of Parent. Certificates representing shares sold in a registered public offering pursuant to Section 8 shall not be required to bear the legend set forth in Section 10.

               12. Specific Performance. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the provisions of this Agreement, neither party will allege, and each party hereby waives the defense, that there is adequate remedy at law.

               13. Entire Agreement. This Agreement and the Reorganization Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule relating thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof.

               14. Further Assurance. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

               15. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect. In the event any court or other competent authority holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith, or not take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including but not limited to money damages, for breach hereof or of any other provision of this Agreement or part hereof as the result of such holding or order.

               16. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder.

                      (a)    if to Parent or Merger Sub, to:

                             Cisco Systems, Inc.
                             170 West Tasman Drive
                             San Jose, CA  95134-1706
                             Attention:  President
                             Facsimile No.: (408) 526-4914

                             with a copy to:

                             Brobeck, Phleger & Harrison LLP
                             2200 Geng Road
                             Two Embarcadero Place
                             Palo Alto, CA  94303
                             Attention:  Therese M. Mrozek
                             Facsimile No.:        (415) 496-2885

                      (b)    if to Company, to:

                             GeoTel Communications Corporation
                             900 Chelmsford Street
                             Tower II, Floor 12
                             Lowell, MA  01851
                             Attention:  President
                             Facsimile No.:        (978) 275-5399

                             with a copy to:

                             Testa, Hurwitz & Thibeault, LLP
                             High Street Tower
                             125 High Street
                             Boston, MA 02110
                             Attention:  Mark J. Macenka
                             Facsimile No.:  (617) 248-7100

               17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State without regard to any applicable conflicts of law rules.

               18. Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

               19. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

               20. Expenses. Except as otherwise expressly provided herein or in the Reorganization Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

               21. Amendments; Waiver. This Agreement may be amended by the parties hereto and the terms and conditions hereof may be waived only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                                          CISCO SYSTEMS, INC.


                                          By: _____________________________
                                           Name:
                                           Title:




                                          GEOTEL COMMUNICATIONS CORPORATION


                                          By: _____________________________
                                          Name:
                                          Title: